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                             July 13, 2022

       Nancy K. Buese
       Executive Vice President and Chief Financial Officer
       Newmont Corporation
       6900 E Layton Ave.
       Denver, CO 80237

                                                        Re: Newmont Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 24,
2022
                                                            File No. 001-31240

       Dear Ms. Buese:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Financial Statements
       Report of Independent Registered Public Accounting Firm, page 111

   1. It does not appear as though PricewaterhouseCoopers LLP provides an audit opinion for
                                                        Nevada Gold Mines LLC (
  NGM   ) for the period from inception through December 31,
                                                        2019. Either amend to
present an audit report that opines on the complete results of operations and cash
flows for the period from inception through December 31, 2019 or tell us why the current
opinion is sufficient. Also, clarify the inception and formation date of
                                                        NGM. Page 122 of your
filing states that NGM was established on July 1, 2019; however,
                                                        PricewaterhouseCoopers
LLP   s audit opinion presented in your December 31, 2020 Form
                                                        10-K indicates that the
formation date is April 11, 2019.
 Nancy K. Buese
FirstName  LastNameNancy K. Buese
Newmont Corporation
Comapany
July       NameNewmont Corporation
     13, 2022
July 13,
Page  2 2022 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Kimberly Calder,
Assistant Chief Accountant, at 202-551-3701 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation